SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Paramount Resources Ltd.

(Translation of registrant’s name into English)

4700 – 888 – 3rd Street S.W.
Calgary, Alberta Canada T2P 5C5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          .

SIGNATURES
Exhibit Index
Instrument of Proxy
Notice of Annual and Special Meeting
Management Information and Proxy Circular
News Release Dated March 23, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT RESOURCES LTD. (Registrant)

By:	/s/ Charles E. Morin Name: Charles E. Morin Title: Corporate Secretary

Date: May 31, 2004

Form 6-K Exhibit Index

Exhibit No.
1.	Instrument of Proxy

2.	Notice of Annual and Special Meeting of Shareholders

3.	Management Information and Proxy Circular

4.	News release dated March 23, 2004, referred to as: “PARAMOUNT RESOURCES LTD. Financial and Operating Results for the Period Ended December 31, 2003